Exhibit (h)(13)(b)(iii)
Allianz Global Investors Fund Management LLC
1633 Broadway
New York, NY 10019
October 4, 2011
Ladies and Gentlemen:
     Pursuant to an Expense Waiver Agreement effective as of November 1, 2011 between Allianz Funds (the “Trust”) and Allianz Global Investors Fund Management LLC (“AGIFM”), AGIFM has agreed to certain waivers of its fees payable under the Amended and Restated Investment Advisory Agreement dated May 5, 2000.
     In connection with this, NFJ Investment Group LLC (“NFJ”) agrees to waive a portion of its fees payable under the Portfolio Management Agreement dated May 5, 2000 between AGIFM and NFJ with respect to the series, and in the amounts, specified in Exhibit A, for a term lasting from November 1, 2011 through October 31, 2012.
     If the foregoing correctly sets forth the agreement between the AGIFM and NFJ, please so indicate by signing and returning to AGIFM the enclosed copy hereof.
Very truly yours,

ALLIANZ	GLOBAL INVESTORS FUND MANAGEMENT LLC

By: Name:	/s/ Brian Shlissel Brian S. Shlissel
Title:	Managing Director

ACCEPTED AND AGREED TO:

NFJ Investment Group LLC

By: Name:	/s/ Barbara R. Claussen Barbara R. Claussen
Title:	Managing Director, Chief Operating Officer

Exhibit A

Expense Waiver (stated as a percentage
of average daily net assets of the Fund or
attributable to the specified share
Fund	classes, as applicable)
Allianz NFJ Dividend Value	0.025% on assets in excess of $7.5 billion and by an additional 0.025% on assets in excess of $10 billion

Allianz NFJ Small Cap Value	0.025% on assets in excess of $3 billion, by an additional 0.025% on assets in excess of $4 billion and by an additional 0.025% on assets in excess of $5 billion